082-03116

GREAT QUEST
METALS LTD.

[redacted]

08000805

SEC
Mail Processing
Section

FEB 07 2008

Washington, DC
101

January 28, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 28, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

dw 2/21

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 28, 2008

Great Quest Increases NI 43-101 Mineral Resource on Kenieba Concession to 324,000 Ounces of Gold

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce an increase in the estimated, NI 43-101 compliant, inferred mineral resource on the north-south Djambaye 2 gold zone from 133,822 to 324,000 ounces of gold. This equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold. The Djambaye 2 gold zone occurs in the Kenieba gold concession, which is in the western part of Mali, where 4 gold mines occur in the important, West African Birimian gold belt.

The new mineral resource estimate on the Djambaye 2 gold zone, determined by Carl G. Verley (P.Geol), is an update of the previous estimate, which was based on the 2006 drill program. The updated version factors in the results of the 2007 drill program. During the 2006 drill program, the Company drilled along cross-sections spaced approximately 100 metres apart along the Djambaye 2 gold zone over a length of 1,100 metres to a depth of 100 metres. During the drill 2007 program, the depth on the cross-sections along the original 1,100 length was increased to 150 metres, and drilling was extended another 950 metres to the south.

The Djambaye 2 zone actually consists of two separate zones. The main zone is designated Djambaye 2-A, and the second zone, which is parallel to and west of Djambaye 2-A by 10 to 20 metres, is designated Djambaye 2-B. The mineral resource on the Djambaye 2-B zone occurs in two sections, the first is a 340 metre length along the northern limit of drilling and the second, 400 metres in length, is near the southern limit of drilling. Djambaye 2-A contributed 279,400 ounces of gold to the mineral resource, and Djambaye 2-B contributed 44,600 ounces of gold. The Djambaye 2-A zone averages 2.98 metres in thickness, whereas the Djambaye 2-B averages 2.24 metres.

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Of the total length of 2,050 metres drilled along the Djambaye 2-A, 1,850 metres were included in the resource estimation. Two sections totalling 200 metres along the zone were not included, but with additional drilling, these can be included. On the Djambaye 2-A zone, the resource estimate was taken to a depth of 150 metres along the most northern 1,000 metres. The depth of the blocks decreases with distance south the above 1,000 metres to 100 metres at the southern end of the zone. During the 2008 drill program, the southern part of the zone will be drilled to 150 metres. During the course of a mineral resource determination, the zone is divided into blocks to make the determination easier. A 10 metre deep surface layer along the zone was not included in the resource estimate to allow for possible depletion by orpaillage activity, but this layer would become part of any mining plan.

The Djambaye 2 gold zone remains open to the north, south and to depth from the current limits of drilling. It has been traced an additional 1,050 metres north and 860 metres south along the surface, and it remains open in both directions. The next program on the Kenieba gold concession will focus on increasing the mineral resource on the Djambaye 2 gold zone. These will include drilling the zone to the north and south of the present limit of drilling, testing the southern part of the Djambaye 2-A zone to a depth of 150 metres and in-fill drilling where required.

Assay data from Abilab S.A.R.L. and ALS Chemex in Mali was examined for the report, and averages of regular run assays, check assays and metallic assays for gold were run. ALS Chemex acquired the Abilab operation in Mali in 2007.

Carl Verley, the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release. The report by Mr. Verley will be posted on the Great Quest Metals' website at www.greatquest.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

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